Absolute Software Named Gold Winner in 2023 Cybersecurity Excellence Awards

VANCOUVER, British Columbia and SAN JOSE, Calif. — March 20, 2023 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced it has been named a gold winner in the 2023 Cybersecurity Excellence Awards, with Absolute Ransomware Response recognized as an industry-leading Endpoint Security product.

It is predicted that global ransomware damages will exceed $265 billion annually by 2031, with a new attack occurring every two seconds - leaving businesses incapable of accessing critical data and unable to operate. As the only vendor embedded in more than 600 million devices, Absolute is uniquely positioned to empower organizations to prepare for, respond to, and fully recover from a cyberattack. Absolute Ransomware Response delivers the capabilities needed to assess ransomware preparedness for endpoints, monitor endpoint cyber hygiene across an entire device fleet, and expedite endpoint recovery.

“We are committed to ensuring our customers have the innovative solutions they need to strengthen cyber resiliency against today’s attackers, and we are honored to be recognized for delivering on that commitment,” said John Herrema, EVP of Product and Strategy at Absolute Software. “There’s no question that ransomware remains the most prevalent and potentially disruptive threat for organizations of all sizes, and across every industry… and they are acknowledging the critical need to look beyond prevention and focus on response and recovery.”

The Cybersecurity Excellence Awards honor individuals and companies that demonstrate excellence, innovation, and leadership in information security. Winners were selected based on the strength of their nomination as well as votes from the Infosec community. This year’s program was highly competitive, with over 800 entries in more than 300 award categories.

To see the full list of 2023 Cybersecurity Excellence Award winners, visit here. To learn more about Absolute Ransomware Response, visit here.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 20,000 customers, G2 recognized Absolute as a Leader for the twelfth consecutive quarter in the Winter 2023 Grid® Report for Endpoint Management and as a Leader for the second consecutive quarter in the Grid Report for Zero Trust Networking.

©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, contact:

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760